Exhibit 12.1

Statement regarding computation of ratios

	Fiscal Nine-Month Period Ended		Year Ended December 31,
(dollars in millions)	September 30, 2012	September 30, 2011	2011	2010	2009	2008	2007
Earnings:
Loss before income taxes and losses from unconsolidated entities	$(228)	$(23)	$(107)	$(65)	$(27)	$(1,108)	$(219)
Fixed charges	206	200	267	260	271	293	299

Earnings adjusted for fixed charges	(22)	177	160	195	244	(815)	80

Fixed charges:
Interest expense	197	193	257	251	261	283	289
Portion of rent expense representative of interest (1)	9	7	10	9	10	10	10

Total fixed charges	$206	$200	$267	$260	$271	$293	$299

Ratio of earnings to fixed charges	(0.1)	0.9	0.6	0.8	0.9	(2.8)	0.3

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense	$28	$22	$30	$28	$29	$30	$29
Estimated percentage	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	$9	$7	$10	$9	$10	$10	$10

Deficiency	$(228)	(23)	$(107)	$(65)	$(27)	$(1,108)	$(219)
(1)	One third of rent expense is deemed to be representative of interest.